

20 TWENTY TWENTY FIVE 25

fubo

ANNUAL REPORT

June 16, 2026

Fellow stockholders,

2025 represented a year of transformation and a significant milestone in our corporate history. In January, we announced a definitive agreement with Disney to combine the Fubo and Hulu + Live TV businesses, creating a scaled live TV streaming company centered on consumer choice, flexible programming packages and cutting-edge user experiences. In October 2025, we successfully completed this combination, creating the sixth largest Pay TV company in the United States, with approximately 6 million subscribers across North America as of the closing of the transaction.

Following the closing of the business combination, our existing management team continues to lead the combined operations. In addition, a newly constituted board of directors with significant operational experience across finance, media, entertainment and sports in global markets was formed to guide the strategic vision of the company. Our combined business offers a comprehensive content portfolio, including more than 55,000 live sporting events, alongside a broad range of entertainment programming, with Fubo and Hulu + Live TV continuing to operate as distinct consumer brands.

In fiscal 2026, we are focused on building upon this momentum as we complete our first full fiscal year as a combined company. With greater scale, a differentiated portfolio of live sports, news and entertainment programming, and the continued strength of the Fubo and Hulu + Live TV brands, we believe we are well-positioned to drive long-term value for stockholders.

Thank you for your continued support and being a part of our journey. We look forward to sharing more updates on our progress with you in the coming year.

Sincerely,

David Gandler, Co-Founder and CEO

BASIS OF PRESENTATION

This Annual Report ("Annual Report") presents information for FuboTV Inc., a Delaware corporation. As used in this Annual Report, unless expressly indicated or the context otherwise requires:

- "FuboTV Inc.," "Fubo," "we," "us," "our," "the Company," and similar references refer (i) prior to the consummation of the Conversion and Business Combination (each as defined below), to fuboTV Inc., a Florida corporation, and its consolidated subsidiaries, and (ii) after the consummation of the Conversion and Business Combination, to FuboTV Inc., a Delaware corporation, and its consolidated subsidiaries.

- "Business Combination" refers to the transactions contemplated by the Business Combination Agreement pursuant to which (i) Hulu (x) contributed certain assets (the "HL Business Assets") related to the business of negotiating and administering carriage agreements and similar contracts relating to and for the purpose of the retransmission, distribution, carriage, display or broadcast of any programming service, channel or network on the Hulu Live Service to Hulu Live, (y) caused Hulu Live to assume only the HL Business Liabilities (as defined in the Business Combination Agreement) and (z) contributed the Hulu Live Business and the HL Business Assets to a newly formed entity, Newco, by transferring all of its right, title and interest in, to and under 100% of the equity interests of Hulu Live to Newco, (ii) the Company underwent an umbrella partnership C corporation reorganization (the "Up-C Reorganization") and contributed 100% of the equity interests in a newly formed, wholly-owned subsidiary, Fubo OpCo, to which the Company had previously contributed the Company's business prior to the Closing Date, to Newco in exchange for units in Newco ("Newco Units"), resulting in Hulu holding a number of Newco Units representing, in the aggregate, a 70% economic interest (calculated on a fully-diluted basis) in Newco and the Company holding a number of Newco Units representing, in the aggregate, a 30% economic interest (calculated on a fully-diluted basis) in Newco, and (iii) the Company issued to Hulu shares of Class B Common Stock representing, in the aggregate, a 70% voting interest in the Company (calculated on a fully-diluted basis).

- "Business Combination Agreement" refers to the business combination agreement, dated as of January 6, 2025, by and among the Company, Disney and Hulu.

- "Class A Common Stock" refers to Class A common stock of the Company, $0.0001 par value per share.

- "Class B Common Stock" refers to vote-only Class B common stock of the Company, $0.0001 par value per share.

- "Closing Date" refers to October 29, 2025.

- "Conversion" refers to the conversion of the Company from a Florida corporation to a Delaware corporation pursuant to a plan of conversion that occurred on the Closing Date.

- "Disney" refers to The Walt Disney Company, a Delaware corporation.

- "Fubo OpCo" refers to Fubo Services LLC, a Delaware limited liability company and wholly-owned direct subsidiary of Newco.

- "Hulu" refers to Hulu, LLC, a Delaware limited liability company and indirect wholly-owned subsidiary of Disney.

- "Hulu Live" refers to Hulu Live LLC, a Delaware limited liability company and direct wholly-owned subsidiary of Newco.

- "Hulu Live Business" refers to the Hulu + Live TV business which consists of certain assets related to the business of negotiating and administering carriage agreements and similar contracts relating to and for the purpose of the retransmission, distribution, carriage, display or broadcast of any programming service, channel or network on the Hulu Live Service.

- "Hulu Live Service" refers to Hulu's linear multi-channel subscription video programming distribution service component of the offering known as "Hulu + Live TV."

- "Newco" refers to Fubo Operations LLC, a Delaware limited liability company.

On the Closing Date, the Company completed the Business Combination, pursuant to which the parties combined the Company's existing business with the Hulu Live Business.

The Company has accounted for the acquisition consummated pursuant to the Business Combination Agreement as a reverse acquisition of the Company using the acquisition method of accounting in accordance with GAAP, with the Hulu Live Business treated as the accounting acquirer of the Company. Accordingly, in this Annual Report, the historical combined carve-out financial statements of the Hulu Live Business are presented as the historical financial statements of the Company. Prior to the Business Combination, the Hulu Live Business operated as part of Hulu, which is controlled and consolidated by Disney, and, therefore, its historical financial statements were prepared on a carve-out basis from Disney and Hulu, including allocations of certain corporate costs, shared services, and assets and liabilities that were not historically operated or financed on a standalone basis.

Prior to the closing of the Business Combination, the Hulu Live Business' fiscal year ended on the Saturday closest to September 30, and the Company's historical fiscal year end was December 31. Effective as of the Closing Date, the Company changed its fiscal year end from December 31 to September 30, with its first full fiscal year following the Closing Date to end on September 30, 2026. The Hulu Live Business' most recent fiscal year ended on September 27, 2025.

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements, which are subject to a number of risks, uncertainties, and assumptions, generally relate to future events or our future financial or operating performance. In some cases, you can identify these statements by forward-looking words such as "believe," "may," "will," "estimate," "continue," "anticipate," "design," "intend," "expect," "could," "plan," "potential," "predict," "seek," "should," "would," "target," "project," "contemplate," or the negative version of these words and other comparable terminology that concern our expectations, strategy, plans, intentions, or projections. Forward-looking statements contained in this Annual Report include, but are not limited to, statements regarding our future results of operations and financial position, including statements regarding our financial performance and economic conditions and related impacts on our financial condition and results of operations, anticipated cash requirements, industry and business trends, business strategy, plans and market growth, and our objectives for future operations, including related to investment in our technologies and data capabilities, subscriber acquisition strategies, strategic partnerships, the Business Combination and anticipated benefits therefrom, and our international operations.

We have based the forward-looking statements contained in this Annual Report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in Part II, Item 1A, "Risk Factors" of the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026 filed with the Securities and Exchange Commission (the "SEC") on May 6, 2026 (the "Quarterly Report"), and our other periodic filings. These risks are not exhaustive. Other sections of this Annual Report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this Annual Report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements and you should not place undue reliance on our forward-looking statements.

In addition, forward-looking statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information

may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

The forward-looking statements made in this Annual Report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report to reflect events or circumstances after the date of this Annual Report or to reflect new information or the occurrence of unanticipated events, except as required by law. You should read this Annual Report in conjunction with the audited combined financial statements and the related notes thereto of the Hulu Live Business as of and for the fiscal year ending September 27, 2025 included elsewhere in this Annual Report and the "Risk Factors" included in the Quarterly Report.

TABLE OF CONTENTS

This Annual Report to security holders is not a solicitation of proxies and is not filed with the Securities and Exchange Commission.

OUR BUSINESS

Overview

We are a consumer-first live TV streaming company with a mission to deliver premium sports, news and entertainment programming through a best-in-class user experience that offers greater choice, flexibility and value. In recent years, live TV streaming has disrupted the traditional "Pay TV" model of linear video delivered via cable or satellite streaming platforms for a paid subscription fee. This disruption has shifted billions of dollars in subscription and advertising revenue from cable and satellite providers to over-the-top ("OTT") streaming platforms, as evidenced by the rate of traditional Pay TV cord-cutting in the United States. We believe there is a significant opportunity for us to continue to capitalize on this trend as we operate as a non-traditional Pay TV company with a focus on OTT streaming. Upon the closing of the Business Combination in October 2025, which combined our existing Fubo business with Disney's Hulu + Live TV business (the "Business Combination Closing"), we became the sixth largest Pay TV company[1] in the United States with nearly six million paid subscribers as of such date.

Our Offerings

In the United States, we offer consumers a broad array of programming focused on sports, news and entertainment through Fubo-branded and Hulu Live-branded services, both live and on-demand, including tens of thousands of live sporting events. Outside the United States, we operate live TV streaming services in Canada, France and Spain. Our content can be accessed through streaming devices including Smart TVs, mobile phones, tablets and computers. Through our offerings, we provide consumers multiple options from "skinny" services with a number of targeted channels to more robust services at varying price points, delivering broad choice and flexibility to consumers.

Fubo Offering

Our Fubo-branded offerings (collectively, the "Fubo Service") deliver subscribers a sports-first, live TV streaming platform with the option to purchase incremental features ("Attachments"), including additional content and/or enhanced functionality, best suited to their preferences. The Fubo Service, including Fubo Sports, Pro, Elite and Latino, boasts a broad mix of top Nielsen-ranked channels across sports, news, and entertainment. The Fubo Sports service, launched in 2025, offers a focused service with 20+ sports and broadcast networks featuring national and local pro and college team coverage.

The Fubo Service runs on our proprietary technology platform (the "Fubo platform") built specifically for live TV and sports viewership, leveraging our first-party data, which enables us to consistently introduce new features and functionalities. Our video delivery platform caters to all major sports leagues and entertainment content owners. For example, Apple TV and certain Roku users can enjoy MultiView, allowing them to select and watch up to four live streams simultaneously. Our direct-to-consumer model provides deep insight by capturing billions of data points monthly. This data set drives continuous innovation and informs our enhanced user experience, product roadmap and content strategy. By analyzing this data, we can personalize live and on-demand content discovery in real-time, creating relevant suggestions for each subscriber. We believe our sports-first, live TV streaming platform offers both programmers and advertisers a growing and valuable live audience, deeply engaged with premium content and increasingly difficult to reach through traditional channels.

Hulu Live Offering

Our Hulu Live Business primarily consists of negotiating and administering programming agreements for live TV content and licensing such content to Hulu for distribution via the Hulu Live Service. Pursuant to our commercial services agreement with Hulu, the Hulu Live Service is distributed to subscribers via the Hulu platform, in exchange for a wholesale fee payable by Hulu to us. For more information, see "Certain Commercial Arrangements with Hulu" below.

The Hulu Live Service delivers subscribers a wide range of live TV programming currently featuring 90+ sports, news, entertainment and kids' channels, including the four major broadcast networks, ABC, CBS, FOX and NBC. It is currently offered both as a standalone service and as part of a bundle with Hulu's subscription

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[1] UBS Estimates as of June 30, 2025

video-on-demand ("SVOD") direct-to-consumer service, Disney+ and ESPN Unlimited, and subscribers can also customize their plan with the option to purchase additional Attachments. The distribution of the Hulu Live Service on the Hulu platform, including the related subscription revenue, as well as the development, acquisition and distribution of non-live and live TV content in connection with Hulu's SVOD service (and any premium add-on services thereto) is outside of the operations of the Hulu Live Business owned by us.

International Offering

Outside the United States, we currently operate in Canada, France and Spain. In Canada, the Fubo Service provides a sports-focused live TV streaming platform that includes certain exclusive soccer rights for the English Premier League, Serie A, Coppa Italia and other competitions. In France, we own and operate Molotov, a live TV streaming platform, offering both a free, ad-supported content tier and a paid streaming service.

Certain Commercial Arrangements with Hulu

In connection with the Business Combination Closing, we entered into certain commercial agreements with Hulu including a commercial services agreement and brand licensing agreement, pursuant to which, among other things:

- we granted to Hulu the right, license and obligation to distribute the Hulu Live Service via the Hulu platform on a wholesale basis, pursuant to which, during the term of the commercial services agreement, Hulu pays us fees initially equal to 95% of the Hulu Live Business's carriage fee expenses in calendar year 2025 and 2026, escalating to 97.5% in calendar year 2027 and 99% in calendar year 2028 and thereafter;

- we agreed to bear the cost of marketing expenses for the Hulu Live Service in accordance with an agreed budget, and Hulu is responsible for all marketing execution for the Hulu Live Service in consultation with us;

- Hulu or its affiliates continue to own and operate the Hulu and Disney platforms on which the Hulu Live Service is distributed and will exclusively sell and administer subscriptions to the Hulu Live Service, as well as each add-on thereto, and retain subscription revenue;

- certain affiliates of Disney agreed to sell ads on behalf of us for the Fubo Service and the Hulu Live Service in exchange for a portion of ad sale revenue; and

- Hulu agreed to license the Hulu Live Service-specific brands to us for use in the Hulu Live Business.

The commercial services agreement provides for an initial term of five years, renewable for an additional five-year term by mutual agreement.

Industry Overview

Streaming services have experienced rapid growth in adoption as consumers engage with streaming video and audio through a variety of devices, including connected TVs, mobile phones, and tablets. While traditional Pay TV still accounts for a meaningful share of Pay TV viewing hours for U.S. households, the proportion is declining as customers continue to cut the cord. We believe consumers are increasingly favoring the superior customer experience, competitive pricing, and better value of OTT streaming services as compared to traditional Pay TV services.

Sports and news content have been a key driver for traditional Pay TV operators to retain and grow audiences. Historically, most streaming subscription services primarily focused on entertainment content offerings, requiring sports fans to, until recent years, remain tethered to the traditional Pay TV ecosystem. Now, sports fans and others are increasingly seeking OTT offerings, which positions the Company well to provide consumers attractive streaming offerings featuring an enhanced live sports and entertainment viewing experience.

Our Business Model

Our business model is centered on operating and monetizing our sports-, news- and entertainment-focused live TV streaming offerings under multiple brands and distribution arrangements. Through our offerings, we seek to serve consumers across the demand curve, offering multiple plan options from “skinny” packages with a number of targeted channels to more robust packages at varying price points, designed to deliver greater choice and flexibility. We leverage sporting events and other popular news and entertainment programming to acquire subscribers at efficient acquisition costs, given built-in demand for such programming. For the Fubo Service, we leverage our technology and data to drive higher engagement and induce retentive behaviors such as watching content, favoriting channels, recording shows, and increasing discovery through our proprietary machine learning recommendations engine.

We drive our business model through three core strategies, coupled with disciplined capital management:

- Grow our paid subscriber base across our offerings

- Optimize our content portfolio, product features, engagement and retention to improve unit economics and expand subscriber lifetime value

- Drive monetization through subscription pricing, Attachment sales and advertising, and, with respect to our Hulu Live Business, through our wholesale fee arrangement under a commercial services agreement with Hulu, pursuant to which, during the term of such agreement, Hulu pays us fees initially equal to 95% of the Hulu Live Business’s carriage fee expenses in calendar year 2025 and 2026, escalating to 97.5% in calendar year 2027 and 99% in calendar year 2028 and thereafter.

Our Growth Strategies

We believe streaming has begun to surpass traditional Pay TV in several key areas, including content choice, ease of access and use across devices, product features and attractive pricing to consumers. Our growth strategy includes acquiring subscribers who view our offerings as a compelling sports, news and entertainment alternative to traditional Pay TV. We seek to actively engage those subscribers by providing a user experience that offers greater choice, flexibility and value, compared to traditional Pay TV providers. We believe we are well-positioned for future growth through our execution on the following strategies:

- ***Efficient Subscriber Growth:*** Upon the Business Combination Closing, the Company had nearly six million paid subscribers in North America (United States and Canada). As of September 30, 2025, we had approximately 342,000 subscribers in the Rest of World (Spain and France). We utilize a broad range of subscriber acquisition channels and tactics designed to optimize marketing spend and efficiently acquire and retain subscribers. We continue to utilize and analyze the data we have collected to help us become more efficient with our marketing campaigns relative to spend. In addition, under our commercial services agreement, Hulu continues to sell and administer subscriptions in consultation with us for the Hulu Live Business.

- ***Advertising Revenue Expansion*:** Advertising revenue is an important growth lever in our business model. Improvements to our content portfolio, user interface, navigational elements, content merchandising and targeting capabilities, combined with changes in customer behavior and growth in our subscriber base, have contributed to increased overall viewership and advertising revenue opportunities over time. We have also introduced various ad formats, including pause ads, gamified ads, transactional ads and proprietary branded content activations, such as The Marquee and The Triple Play, which are designed to drive greater engagement and reinforce the stickiness of connected TV ad formats. Collectively, these have resulted in increased advertising opportunities and monetization over time. Following the Business Combination, certain affiliates of Disney now sell advertising for the Fubo Service and the Hulu Live Service pursuant to a commercial services agreement in exchange for a portion of advertising revenue. We expect to continue to invest in advertising technology and data capabilities to support advertising sales conducted by affiliates of Disney on our behalf.

- ***Continuous Content Portfolio Optimization with Disciplined Cost Management*:** Leveraging our direct-to-consumer relationship and detailed viewership data, we believe we can better optimize our

content mix across our offerings to best suit our subscribers' interests. By using data insights into how subscribers discover and consume content across our offerings, we seek to enhance the user experience while improving unit economics by balancing the aggregation and packaging of attractive sports and entertainment programming with discipline around content acquisition and licensing costs.

- ***Continued Investment in Technology and Product*****:** We believe our unique combination of technology and content sets the Fubo platform apart. We continue to invest in building a scalable infrastructure designed to power subscriber acquisition, content discovery and a delightful user experience. We emphasize interactive features on the Fubo platform that empower users to transform from passive viewers to active participants. Moreover, we believe our integration of the Fubo platform and Molotov platform into a single unified platform will continue to drive significant efficiencies, and support increased product development velocity and innovation.

- ***Business Combination Synergy Realization*****:** Following the Business Combination, we expect to realize certain cost, revenue and operational synergies over time, including through content cost savings achieved by increased scale and more flexible programming packaging, advertising optimization and sales and marketing opportunities.

- ***International Expansion*****:** Outside of the United States, we currently operate in Canada, France and Spain. We believe there remains an opportunity to expand internationally.

Available Information

Our internet website address is www.fubo.tv. At the Investor Relations page of our website, ir.fubo.tv, we make available free of charge a variety of information for investors, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file that material with or furnish it to the SEC.

We announce material information to the public through filings with the SEC, the investor relations page on our website, press releases, our or our Chief Executive Officer's X accounts (@fuboTV; @fuboTV_PR; @DavidGandler), our Instagram account (@fubotv), our Facebook page (www.facebook.com/fuboTV), our LinkedIn page (www.linkedin.com/company/fubotv/), public conference calls, and webcasts in order to achieve broad, non-exclusionary distribution of information to the public and for complying with our disclosure obligations under Regulation FD. We encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Except as specifically indicated otherwise, the information found or available by hyperlink on our website or any other outlets we identify from time to time is not and shall not be deemed to be part of this or any other report we file with, or furnish to, the SEC.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our Class A Common Stock trades on the New York Stock Exchange under the symbol "FUBO."

Holders of Record

As of June 2, 2026, there were 237 holders of record of our Class A Common Stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

As of June 2, 2026, there was one holder of record of our Class B Common Stock.

Dividend Policy

We have not declared or paid any cash dividends on our common stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements and contractual restrictions of then-existing debt instruments, and other factors that our board of directors deems relevant.

Stock Performance Graph

The information contained in this stock performance graph section shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act or the Exchange Act.

The following graph compares the total shareholder return from October 8, 2020, the date on which our common shares commenced trading on the New York Stock Exchange, through September 27, 2025 of (i) our Class A Common Stock, (ii) the Russell 3000 Index ("Russell 3000") and (iii) the S&P Media and Entertainment Index, assuming an initial investment of $100 on October 8, 2020 including reinvestment of dividends where applicable. The results presented below are not necessarily indicative of future performance.



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MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis ("MD&A") for the fiscal years ended September 27, 2025, September 28, 2024 and September 30, 2023 should be read in conjunction with, and as a supplement to, our historical combined financial statements and the accompanying notes thereto (the "Combined Financial Statements"), which is included elsewhere in this Annual Report, and our unaudited pro forma condensed combined financial information and the accompanying notes thereto (the "Pro Forma Financial Information"), which is attached as an exhibit to, and incorporated by reference in, the Current Report on Form 8-K/A filed by FuboTV Inc. with the SEC on December 23, 2025 (the "Fubo Form 8-K/A"). The following MD&A relates to the Hulu Live Business ("we", "us", "our") which was the accounting acquiror in the Business Combination and which prior to the Business Combination operated as part of Hulu, which is controlled and consolidated by Disney. Therefore, its historical financial statements were prepared on a carve out basis from Disney and Hulu, including allocations of certain corporate costs, shared services, and assets and liabilities that were not historically operated or financed on a standalone basis. The accompanying MD&A does not speak at all to the financial condition or results of operation of the historical Fubo business during the referenced time period.

The following discussion may contain forward-looking statements. Actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed below, in the section of this Annual Report captioned "Forward-Looking Statements," and in Part II, Item 1A, "Risk Factors" of Fubo's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026 filed by Fubo with the SEC on May 6, 2026 (the "Fubo 10-Q").

Business Overview

The Hulu Live Business consists of acquiring live TV content and licensing such content to Hulu for a fee to distribute via the Hulu Live Service. Accordingly, the Hulu Live Business's operations primarily include the negotiation and administration of programming agreements for live TV content. The Hulu Live Business's acquired live TV content includes 90+ sports, news, entertainment and kids' channels, which include the four major broadcast networks, ABC, CBS, FOX, and NBC.

The Hulu Live Business has historically operated as part of Hulu, which is controlled and consolidated by Disney (Disney and its subsidiaries through which businesses are conducted, including Hulu, are collectively referred to as the "Disney Entities"). Historically, Hulu's business included, among other things, acquiring live TV content, operating the Hulu Live Service, developing and acquiring non-live sports and entertainment content and distributing such content directly to Hulu's customers through its SVOD direct-to-consumer service. The distribution of the Hulu + Live TV content on the Hulu platform, including the related subscription revenue, as well as the development, acquisition and distribution of non-live and live TV content in connection with Hulu's SVOD direct-to-consumer service (and any premium add-on services thereto) is outside of the operations of the Hulu Live Business.

Business Combination with Fubo

On the Closing Date, Disney, Hulu and Fubo, a publicly traded company that principally operates a DMVPD, completed their previously announced combination of the Hulu Live Business with Fubo's business.

In connection with the consummation of the business combination of the Hulu Live Business with Fubo, (i) Hulu contributed the Hulu Live Business to a newly formed entity, Hulu Live, (ii) Hulu contributed Hulu Live, and thus the Hulu Live Business, to a newly formed entity, Newco, (iii) Fubo underwent an "Up-C" reorganization and contributed its business to Newco in exchange for Newco Units such that, after giving effect to such contribution, Hulu holds a number of Newco Units representing, in the aggregate, a 70% economic interest in Newco (calculated on a fully-diluted basis) and Fubo holds a number of Newco Units representing, in the aggregate, a 30% economic interest in Newco (calculated on a fully-diluted basis), and (iv) Fubo issued to Hulu shares of a newly created vote-only class of Fubo's common stock representing, in the aggregate, a 70% voting interest in Fubo (calculated on a fully-diluted basis) (collectively, the "**Fubo Transactions**"). Immediately following the consummation of the Fubo Transactions, Newco became a consolidated subsidiary of Fubo, with the Fubo DMVPD service and the Hulu Live Business operating as separate businesses. Fubo is majority owned and controlled (70% interest (calculated on a fully diluted basis)) directly by Hulu and consolidated by Disney as the parent of Hulu.

On the Closing Date, Hulu and Hulu Live entered into an agreement whereby Hulu Live, in exchange for a wholesale fee, granted to Hulu the right, license and obligation to distribute the Hulu Live Service via the Hulu platform on a wholesale basis. In addition, Hulu Live is contractually entitled to a share of advertising revenues generated by the Disney Entities. The historical revenues within the Combined Financial Statements do not reflect the anticipated impacts of advertising revenues or the wholesale fee as calculated under the commercial arrangements, which is equal to 95% (initially) of carriage fee expenses incurred by the Hulu Live Business, but presented at 100% for purposes of the Combined Financial Statements included in this Annual Report. The commercial agreement has an initial term of five years following the Closing Date and will be renewable for an additional five-year term by mutual agreement. For further information on the Hulu Live Business and the impact of the Fubo Transactions on the Hulu Live Business, see Exhibit 99.4 to the Fubo Form 8-K/A.

BASIS OF PRESENTATION

Refer to *Note 2* of the Combined Financial Statements included in this Annual Report for a discussion of the basis used to prepare the Hulu Live Business's combined financial statements.

KEY FACTORS AFFECTING THE BUSINESS

The growth and future success of the Hulu Live Business depends on many factors that present significant opportunities while posing challenges that we must address. The financial condition and results of operations of the Hulu Live Business have been, and may be, affected by numerous factors including those presented below, in the section of this Annual Report captioned "Forward-Looking Statements," and in Part II, Item 1A, "Risk Factors" of the Fubo 10-Q.

Content Acquisition and Renewal

The Hulu Live Business renews or renegotiates its linear network carriage agreements from time to time in the ordinary course of business. Consolidation and other market conditions in the cable, satellite and telecommunication distribution industry, including subscriber levels and other factors, may adversely affect our ability to obtain and maintain contractual terms that are as favorable as those currently in place. Less favorable pricing terms in new, renewed or extended carriage agreements may have an adverse impact on our operations.

Subscriber Acquisition and Retention and Brand Awareness

The Hulu Live Business depends on Hulu's subscriber base to earn revenue, and the strength of the Hulu brand contributes to Hulu's ability to attract and retain subscribers. Potential subscribers have numerous choices of streaming platforms and pay television providers. Hulu, and its competitors, attract subscribers from each other's existing subscriber bases as well as from first-time purchasers of pay TV services.

Macroeconomic Factors

Macroeconomic factors such as inflation and recessionary trends have contributed to an environment of volatility and uncertainty. High interest rates and other macroeconomic headwinds have persisted in recent years. Consumers may modify their discretionary spending habits in light of economic conditions, which may have an adverse effect on Hulu's subscriber base, thus impacting the Hulu Live Business's wholesale fee.

COMPONENTS OF RESULTS OF OPERATIONS

Revenues

The Hulu Live Business primarily generates revenue from licensing its acquired live TV content, which includes 90+ sports, news, entertainment and kids' channels, to Hulu for distribution to end-consumers. In exchange, the Hulu Live Business receives a wholesale fee from Hulu equal to fixed per subscriber programming fees incurred to acquire the live TV content (see Costs of revenue below). The wholesale fee is recognized as revenue as the live TV content is provided to Hulu to provide to its customers.

Costs of revenue

Costs of revenue consist of acquired live TV content rights for which the Hulu Live Business pays a fixed per subscriber programming fee to the content licensor. These fees are recorded as an expense as the content is aired.

Marketing costs

The Hulu Live Business incurs general brand marketing and media costs, which include payroll and related expenses for internal personnel involved in marketing, as well as agency fees related to marketing the Hulu brand, all of which are allocated from Hulu.

General and administrative expenses

General and administrative expenses consist of expense allocations from Hulu and Disney for support functions provided to the Hulu Live Business, including employee related expenses for personnel involved in content acquisition and management as well as corporate, executive, and other administrative functions; charges for the use of shared assets such as facilities and software; and other expenses related to corporate functions that provide support to the Hulu Live Business.

RESULTS OF OPERATIONS

Comparison of the Years Ended September 27, 2025 and September 28, 2024

	Year Ended		$ Change Better (Worse)	% Change Better (Worse)
	September 27, 2025	September 28, 2024		
		(in thousands)		
Revenues	**$ 4,412,982**	$ 4,219,630	$ 193,352	5%
Costs and expenses:				
Costs of revenue	**(4,401,139)**	(4,208,655)	(192,484)	(5%)
Selling, general and administrative	**(168,126)**	(170,028)	1,902	1%
Total costs and expenses	**(4,569,265)**	(4,378,683)	(190,582)	(4)%
Operating loss	**(156,283)**	(159,053)	2,770	2%
Net loss	**$ (156,283)**	$ (159,053)	$ 2,770	2%

Higher revenues, consisting of wholesale licensing fees charged to Hulu at a rate equal to the Hulu Live Business's subscriber-based programming costs, were driven by increased linear network carriage fees, which are included in the Hulu Live Business's costs of revenue.

Higher costs of revenue were due to an increase in subscriber-based fees primarily attributable to rate increases, partially offset by lower subscriber volumes.

Decreases in selling, general and administrative expenses were not material to the results of operations.

Comparison of the Years Ended September 28, 2024 and September 30, 2023

	Year Ended		$ Change Better (Worse)	% Change Better (Worse)
	September 28, 2024	September 30, 2023		
		(in thousands)		
Revenues	**$ 4,219,630**	$ 3,845,619	$ 374,011	10%
Costs and expenses:				
Costs of revenue	**(4,208,655)**	(3,837,718)	(370,937)	(10%)
Selling, general and administrative	**(170,028)**	(180,221)	10,193	6%
Total costs and expenses	**(4,378,683)**	(4,017,939)	(360,744)	(9)%
Operating loss	**(159,053)**	(172,320)	13,267	8%
Net loss	**$ (159,053)**	$ (172,320)	$ 13,267	8%

Higher revenues, consisting of wholesale licensing fees charged to Hulu at a rate equal to the Hulu Live Business's subscriber-based programming costs, were driven by increased linear network carriage fees, which are included in the Hulu Live Business's costs of revenue.

Higher costs of revenue were due to an increase in subscriber-based fees primarily attributable to rate increases, and, to a lesser extent, higher subscriber volumes.

Decreases in selling, general and administrative expenses were not material to the results of operations.

LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes the cash flow activities of the Hulu Live Business for the periods presented:

	Year Ended		
	September 27, 2025	September 28, 2024	September 30, 2023
		(in thousands)	
Cash used in operating activities	$ (166,357)	$ (140,216)	$ (95,579)
Cash used in investing activities	—	—	—
Cash from financing activities	166,357	140,216	95,579
Net change in cash	$ —	$ —	$ —

Net Cash Used by Operating Activities

Cash used in operating activities for the fiscal year ended September 27, 2025 increased by $26 million to $166 million compared to $140 million in the fiscal year ended September 28, 2024. The increase in cash used in operating activities was driven primarily by changes in working capital. The fiscal year ended September 27, 2025 reflects a net decrease in accounts payable and accrued liabilities compared to a net increase in accounts payable and accrued liabilities reflected in the fiscal year ended September 28, 2024. The changes in accounts payable and accrued liabilities were driven primarily by increases in effective rates for network carriage fees in the fiscal year 2024 that outpaced rate increases in the fiscal year 2025.

Cash used in operating activities for the fiscal year ended September 28, 2024 increased by $44 million to $140 million compared to $96 million in the fiscal year ended September 30, 2023. The increase in cash used in operating activities was driven primarily by changes in working capital. Accounts payable balances increased by a lesser amount in fiscal year 2024 than in the fiscal year 2023 due primarily to the timing of linear network carriage fee payments.

Net Cash Provided by Financing Activities

Cash provided by financing activities consists of net transactions with the Disney Entities. Disney utilizes a centralized approach to cash management and the financing of its operations; prior to the Closing Date, Disney provided funds to the Hulu Live Business under this centralized cash management approach. Cash transfers from Disney related to services provided by the Disney Entities to the Hulu Live Business were $166 million, $140 million, and $96 million for the fiscal years ended September 27, 2025, September 28, 2024, and September 30, 2023, respectively.

Disney has committed that it will provide assistance to the Hulu Live Business to enable the Hulu Live Business to continue its operations and fulfill its obligations for the 12 month period following the issuance of the Combined Financial Statements. Management believes that the financial support from Disney will provide sufficient liquidity to meet the Hulu Live Business's projected obligations for at least twelve months from December 23, 2025, the date the Combined Financial Statements were issued.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Combined Financial Statements and the reported amounts of revenues and expenses during the corresponding reporting period. Actual results could differ from those estimates.

Goodwill

The Hulu Live Business is required to test goodwill for impairment on an annual basis and, if current events or circumstances require, on an interim basis. The Hulu Live Business performs its annual test of goodwill for impairment in its fiscal fourth quarter.

Goodwill is allocated to reporting units, which are an operating segment or one level below the operating segment. Management determined that the Hulu Live Business comprises a single reporting unit.

To test goodwill for impairment, a qualitative assessment is performed to determine if it is more likely than not that the carrying amount of the Hulu Live Business's reporting unit exceeds its fair value. If it is, a quantitative assessment is required. Alternatively, the Hulu Live Business may bypass the qualitative assessment and perform a quantitative test.

The qualitative assessment requires the consideration of factors such as recent market transactions, macroeconomic and industry specific conditions, and changes in projected reporting unit future cash flows.

The quantitative assessment compares the fair value of the reporting unit to its carrying amount, and, to the extent the carrying amount exceeds the fair value, an impairment of goodwill is recognized for the excess up to the total amount of goodwill.

Management performed a qualitative goodwill impairment assessment for the 2025, 2024 and 2023 fiscal years and, based on the assessment, no impairment charges of goodwill were recorded. At September 27, 2025, the Hulu Live Business did not identify any triggering events requiring an additional goodwill impairment assessment.

ACCOUNTING STANDARDS NOT YET ADOPTED

During the fiscal year ended September 27, 2025, there were no accounting pronouncements that are significant or potentially significant to the Hulu Live Business.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. The following discussion provides information regarding these risks relating to the standalone Hulu Live Business as well as to the Company on a combined basis.

Prior to the Closing Date, the Hulu Live Business participated in a cash management arrangement with the Disney Entities, and accordingly, did not hold its own cash and did not have access to any of Disney's credit facilities as a source of additional liquidity. These circumstances resulted in a historical net working capital deficit (i.e., total current liabilities in excess of total current assets) at the end of certain reporting periods. Management believes that the financial support from Disney effectively addresses potential future liquidity risk of the Hulu Live Business for at least twelve months from December 23, 2025.

The Hulu Live Business's revenues are subject to significant concentration risk from a single related party customer. The loss of this significant related party customer could have a material adverse effect on our business, financial condition, and results of operations.

On a combined basis, the Company is exposed to market risks including risks relating to changes in interest rates and foreign currency. The following discussion provides additional information regarding these risks.

Interest Rate Risk

Our cash equivalents are generally invested in money market funds. Interest paid on such funds fluctuates with the prevailing interest rate. In addition, our outstanding indebtedness, including our convertible senior secured notes due 2029 and other notes outstanding, bears interest at a fixed rate. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Foreign Currency Risk

Our financial statements are reported in U.S. dollars and, accordingly, fluctuations in exchange rates will affect the translation of our revenues and expenses denominated in foreign currencies into U.S. dollars for purposes of reporting our consolidated financial results. Our most significant currency exchange rate exposures are the euro and the Canadian dollar.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Shareholder of the Hulu Live Business

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of the Hulu Live Business (the “Business”) as of September 27, 2025, September 28, 2024 and September 30, 2023, and the related combined statements of operations, of comprehensive loss, of changes in net parent investment and of cash flows for the years then ended, including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Business as of September 27, 2025, September 28, 2024 and September 30, 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of the Business’s management. Our responsibility is to express an opinion on the Business’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Business in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the combined financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the combined financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Programming Costs

As described in Notes 1, 2, 3 and 5 to the combined financial statements, the Business’s operations primarily include the negotiation and administration of programming agreements for live TV content. The Business’s most significant costs are its programming costs which are presented within costs of revenue and recorded as an expense as the content is aired. Total programming costs incurred by the Business for the year ended September 27, 2025 were $4.4 billion.

The principal consideration for our determination that performing procedures relating to programming costs is a critical audit matter is a high degree of auditor effort in performing procedures related to the recognition of programming costs.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the combined financial statements. These procedures included, among others, testing programming

costs recognized for a sample of programming cost transactions by obtaining and inspecting source documents, such as third-party contracts and affiliate distribution rights computations and performing recalculations of programming costs incurred in order to evaluate the reasonableness of amounts recorded by management.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

December 23, 2025

We have served as the Business's auditor since 2025.

Hulu Live Business
Combined Statements of Operations

	Period Ended September 27, 2025	Period Ended September 28, 2024	Period Ended September 30, 2023
		($ in thousands)	
Revenues:			
Related party revenue	$ 4,401,139	$ 4,208,655	$ 3,837,718
Other revenue	11,843	10,975	7,901
Total revenues	4,412,982	4,219,630	3,845,619
Costs and expenses			
Related party costs of revenue	(2,194,016)	(2,368,772)	(2,173,681)
Third party costs of revenue	(2,207,123)	(1,839,883)	(1,664,037)
Selling, general and administrative	(168,126)	(170,028)	(180,221)
Total costs and expenses	(4,569,265)	(4,378,683)	(4,017,939)
Operating loss	(156,283)	(159,053)	(172,320)
Net loss	**$ (156,283)**	**$ (159,053)**	**$ (172,320)**
Net loss per unit	**(0.16)**	**(0.17)**	**(0.18)**
Weighted average number of units outstanding	**947,910**	**947,910**	**947,910**

See accompanying notes.

Hulu Live Business
Combined Statements of Comprehensive Loss

	Period Ended September 27, 2025	Period Ended September 28, 2024	Period Ended September 30, 2023
		($ in thousands)	
Net loss	$ (156,283)	$ (159,053)	$ (172,320)
Total comprehensive loss	**$ (156,283)**	**$ (159,053)**	**$ (172,320)**

See accompanying notes.

Hulu Live Business
Combined Balance Sheets

	September 27, 2025	September 28, 2024	September 30, 2023
		($ in thousands)	
Assets			
Current assets:			
Accounts receivable and other	$ 6,655	$ 4,660	$ 2,013
Goodwill	1,296,000	1,296,000	1,296,000
Total assets	$ 1,302,655	$ 1,300,660	$ 1,298,013
Liabilities and Equity			
Current liabilities:			
Third party accounts payable and accrued liabilities	$ 370,933	$ 216,303	$ 202,333
Related party accounts payable and accrued liabilities	16,396	179,105	171,591
Total liabilities	387,329	395,408	373,924
Commitments and contingencies (Note 2)			
Equity			
Net Parent investment	915,326	905,252	924,089
Total liabilities and equity	$ 1,302,655	$ 1,300,660	$ 1,298,013

See accompanying notes.

Hulu Live Business
Combined Statements of Cash Flows

	Period Ended September 27, 2025	Period Ended September 28, 2024	Period Ended September 30, 2023
		($ in thousands)	
Operating activities			
Net loss	$ (156,283)	$ (159,053)	$ (172,320)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Change in operating assets and liabilities:			
Accounts receivable and other	(1,995)	(2,647)	(1,307)
Third party accounts payable and accrued liabilities	154,630	13,970	50,683
Related party accounts payable and accrued liabilities	(162,709)	7,514	27,365
Net cash used in operating activities	(166,357)	(140,216)	(95,579)
Financing activities			
Net contributions from Parent	166,357	140,216	95,579
Net cash provided by financing activities	166,357	140,216	95,579
Net (decrease) increase in cash and cash equivalents	-	-	-
Cash and cash equivalents at beginning of year	-	-	-
Cash and cash equivalents at end of year	$ -	$ -	$ -

See accompanying notes.

Hulu Live Business
Combined Statements of Changes in Net Parent Investment

	Net Parent Investment
	($ In Thousands)
Balance at October 1, 2022	$ 1,000,830
Net loss	(172,320)
Net contribution from Parent	95,579
Balance at September 30, 2023	924,089
Net loss	(159,053)
Net contribution from Parent	140,216
Balance at September 28, 2024	905,252
Net loss	(156,283)
Net contribution from Parent	166,357
Balance at September 27, 2025	$ 915,326

See accompanying notes.

Hulu Live Business
Notes to Combined Financial Statements

1. Description of Business

The Hulu Live Business ("we", "us", "our", or the "Business") consists of acquiring live TV content and licensing such content to Hulu, LLC ("Hulu") for a fee to distribute via a digital multichannel video programming distributor ("DMVPD") service currently branded as "Hulu + Live TV" (the "HL DMVPD Service"). Accordingly, the Business's operations primarily include the negotiation and administration of programming agreements for live TV content. The Business's acquired live TV content includes 90+ sports, news, entertainment and kids' channels, which include the four major broadcast networks, ABC, CBS, FOX, and NBC.

The Business has historically operated as part of Hulu, which is controlled and consolidated by The Walt Disney Company ("Disney" or "Parent") (Disney and its subsidiaries through which businesses are conducted, including Hulu, are collectively referred to as the "Disney Entities"). Historically, Hulu's business included, among other things, acquiring live TV content, operating the HL DMVPD Service, developing and acquiring non-live sports and entertainment content and distributing such content directly to Hulu's customers through its subscription video-on-demand ("SVOD") direct-to-consumer service. The distribution of the Hulu + Live TV content on the Hulu platform, including the related subscription revenue, as well as the development, acquisition and distribution of non-live and live TV content in connection with Hulu's SVOD direct-to-consumer service (and any premium add-on services thereto) is outside of the operations of the Business.

The Business's General Manager is determined to be the Chief Operating Decision Maker ("CODM"). The CODM reviews net profit (loss) to assess performance and make decisions for resource allocation. The only significant expenses were those shown in the *Combined Statements of Operations*. The Business operates as a single operating segment.

Acquisition of NBCU Interest

In the 2024 and 2023 fiscal years, Hulu was 67% owned by Disney and 33% owned by NBC Universal ("NBCU"). On June 27, 2025, Disney completed the acquisition of NBCU's 33% interest in Hulu, giving Disney 100% ownership of Hulu. Subsequent to the closing of such acquisition, on June 28, 2025, Hulu's U.S. income tax classification changed.

Our *Combined Financial Statements* include certain transactions with NBCU that are disclosed as related party transactions for the periods prior to Disney's acquisition of NBCU's interest in Hulu. On June 27, 2025, NBCU ceased to be a related party to the Business and, accordingly, transactions or balances with NBCU which occurred after June 26, 2025, have been reported as third party transactions. Further, our *Combined Financial Statements* do not present income tax for the periods in which Hulu was a non-taxable partnership. For periods after June 27, 2025, the Business's income tax provision has been reflected on a separate return basis.

Business Combination with FuboTV Inc.

On October 29, 2025 (the "Closing Date"), Disney, Hulu and FuboTV Inc. ("Fubo"), a publicly traded company that principally operates a DMVPD, completed their previously announced combination of the Hulu Live Business with Fubo's business.

In connection with the consummation of the business combination of the Hulu Live Business with Fubo, (i) Hulu contributed the Business to a newly formed entity, Hulu Live LLC, (ii) Hulu contributed Hulu Live LLC, and thus the Business, to a newly formed entity, Fubo Operations LLC ("Newco"), (iii) Fubo underwent an "Up-C" reorganization and contributed its business to Newco in exchange for units in Newco ("Newco Units") such that, after giving effect to such contribution, Hulu holds a number of Newco Units representing, in the aggregate, a 70% economic interest in Newco (calculated on a fully-diluted basis) and Fubo holds a number of Newco Units representing, in the aggregate, a 30% economic interest in Newco (calculated on a fully-diluted basis), and (iv) Fubo issued to Hulu shares of a newly created vote-only class of Fubo's common stock representing, in the aggregate, a 70% voting interest in Fubo (calculated on a fully-diluted basis) (collectively, the "Fubo Transactions"). Immediately following the consummation of the Fubo Transactions, Newco became a consolidated subsidiary of Fubo, with the

Fubo DMVPD service and the Hulu Live Business operating as separate businesses. Fubo is majority owned and controlled (70% interest (calculated on a fully-diluted basis)) directly by Hulu and consolidated by Disney as the parent of Hulu.

On the Closing Date, Newco issued 948 million Newco Units to Hulu LLC in exchange for Hulu Live LLC and the Business's Net Parent Investment was converted to unitholders' equity. There are no additional potentially dilutive shares outstanding.

2. Basis of Presentation

The Business has historically existed and functioned as part of the consolidated businesses of the Disney Entities. For purposes of presenting the historical performance of the Business on a standalone basis, combined carve-out historical statements of operations, balance sheets and cash flows (collectively, the "*Combined Financial Statements*") have been prepared. The *Combined Financial Statements* present certain assets and liabilities that have historically been held by Hulu but are specifically identifiable or otherwise attributable to the Business. The *Combined Financial Statements* present the Business as it was historically managed and operated by the Disney Entities. The *Combined Financial Statements* have been derived from the consolidated financial statements and accounting records of the Disney Entities for the periods presented. The *Combined Financial Statements* have been prepared in accordance with SEC Staff Accounting Bulletin (SAB) Topic 1-B, *Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity* and accounting principles generally accepted in the United States ("US GAAP").

Management believes the assumptions underlying the *Combined Financial Statements,* including the assumptions regarding allocating general corporate expenses, are reasonable. However, the *Combined Financial Statements* may not include all of the actual expenses that would have been incurred by the Business (and may not reflect the combined results of operations, financial position, and cash flows thereof) had the Business operated independently of the Disney Entities in the periods presented. Actual costs that would have been incurred if the Business had operated as a standalone independent entity would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including marketing, technology, finance, and other general and administrative costs, that could differ from the allocated expenses presented herein. Accordingly, the Business is unable to quantify the amounts that it would have recorded during the historical periods on a standalone basis.

Principal assumptions underlying the *Combined Financial Statements* include:

- The *Combined Statements of Operations and the Combined Statements of Comprehensive Loss* include all revenues and costs directly attributable to the Business as well as an allocation of expenses for certain support functions that were provided on a centralized basis by the Disney Entities and not historically recorded at the business-unit level, such as marketing and general and administrative expenses, including employee salary and benefit-related expenses, charges for use of shared assets and other expenses related to corporate functions that provide support to the Business. These costs were allocated to the Business using methodologies that management believes are appropriate and reasonable, such as the relative percentage of revenue of the Business to the total revenue of Disney or Hulu, as applicable. The Business's most significant costs are its programming costs which are specifically attributed to the Business.

- The *Combined Financial Statements* include certain assets and liabilities that have historically been held by the Disney Entities but are specifically identifiable or otherwise attributable to the Business. The assets and liabilities in the *Combined Financial Statements* have been reflected on a historical cost basis of the Disney Entities.

- Prior to the Closing Date, our cash was managed centrally by the Disney Entities and, as such, cash management decisions by the Disney Entities had an impact on the *Combined Financial Statements*. The cash and cash equivalents held by the Disney Entities during the periods presented are not specifically identifiable to us and, therefore, have not been reflected in the *Combined Financial Statements*. Accordingly, no cash has been attributed to the *Combined Financial Statements*. Transfers of cash both to and from the Disney Entities are included as components of Net Parent investment.

- *Net Parent investment* in the *Combined Statements of Changes in Net Parent Investment* and the *Combined Balance Sheets* represents the accumulation of the Business's net loss over time and the net effect of transactions with and allocations from the Disney Entities.

- Receivables and payables related to transactions between the Disney Entities and the Business are considered immediately forgiven and therefore reflected as equity transactions. The net effect of the settlement of transactions with the Disney Entities is reflected in the *Combined Statements of Cash Flows* as a financing activity and in the *Combined Balance Sheets* as "Net Parent investment." Refer to Note 5—Related Party Transactions for additional information.

- There were no material commitments or contingencies as of September 27, 2025, September 28, 2024 or September 30, 2023 or through the date that these *Combined Financial Statements* are available to be issued.

Reporting Period

The Business's fiscal year ends on the Saturday closest to September 30 and consists of 52 weeks with the exception that approximately every six years, the Business has a 53-week year. When a 53-week year occurs, the Business reports the additional week in the fourth quarter. Fiscal years 2025, 2024 and 2023 were 52-week years.

Liquidity and Capital Resources

As a result of our participation in Disney's cash management arrangement prior to the Closing Date, we did not hold our own cash and did not have access to any of Disney's credit facilities as a source of additional liquidity. Accordingly, these circumstances resulted in a historical net working capital deficit (i.e., total current liabilities in excess of total current assets) at the end of certain reporting periods.

To address potential future liquidity risk, the Business has obtained a letter of support from Disney. Disney has committed that it will provide assistance to the Business to enable the Business to continue its operations and fulfill its obligations for the 12 month period following the issuance of the *Combined Financial Statements*. Management believes that the financial support from Disney will provide sufficient liquidity to meet the Business's projected obligations for at least twelve months from December 23, 2025, the date these *Combined Financial Statements* were issued.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the *Combined Financial Statements* and the reported amounts of revenues and expenses during the corresponding reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Business's primary source of revenue relates to its programming agreements with Hulu for which it earns a wholesale fee equal to the Business's fixed per subscriber programming fees to acquire the live TV content (see Costs of Revenue below). The wholesale fee is recognized as revenue as the live TV content is provided to Hulu to provide to its customers.

Revenue from third parties was less than 0.5% of the Business's revenue for each of the 2025, 2024 and 2023 fiscal years. The Business's revenues are therefore subject to significant concentration risk.

Costs of Revenue

Costs of revenue primarily consist of programming costs, which are acquired live TV content rights for which the Business pays a fixed per subscriber programming fee to the content licensor. These fees are recorded as an expense as the content is aired.

Marketing Costs

Marketing costs include general brand marketing and media costs, which includes an allocation of costs from Hulu associated with payroll and related expenses for Hulu personnel involved in marketing, as well as agency fees related to marketing the Hulu brand. The Business expenses marketing costs as incurred. Refer to Note 5—Related Party Transactions for additional information.

Net Loss per Unit

Due to the change in the Business's capital structure that occurred after September 27, 2025, as described in Note 1—Description of Business—Business Combination with FuboTV Inc., the Business presents basic net loss per unit retrospectively based on the number of Newco Units issued to Hulu LLC on the Closing Date.

Income Taxes

The tax provision computation is based on the separate return method. The Business is a component business of Hulu, which was a non-taxable partnership in the United States through June 27, 2025, when Disney acquired NBCU's 33% interest in Hulu. Hulu's partnership status was terminated as a result of the acquisition for U.S. tax purposes on June 28, 2025. Consequently, income tax (tax expense, tax payable, or deferred tax) for the *Combined Financial Statements* was not presented for periods before June 28, 2025.

Accounts Receivable and Other

Accounts receivable and other primarily represent third party receivables from customers. It was determined that no allowance for credit losses is necessary for the periods presented. The following table summarizes the classification of accounts receivable and other in the *Combined Balance Sheets*:

	September 27, 2025	September 28, 2024	September 30, 2023
		($ in thousands)	
Accounts receivable	$ 6,461	$ 4,466	$ 1,819
Prepaid expenses	194	194	194
Accounts receivable and other	$ 6,655	$ 4,660	$ 2,013

Goodwill

The Business is required to test goodwill for impairment on an annual basis and, if current events or circumstances require, on an interim basis. The Business performs its annual test of goodwill for impairment in its fiscal fourth quarter. In preparing the Combined Financial Statements, the Business's goodwill was evaluated for potential impairment on a standalone basis.

Goodwill is allocated to reporting units, which are an operating segment or one level below the operating segment. The Business was determined to be a single reporting unit.

To test goodwill for impairment, the Business performs a qualitative assessment to determine if it is more likely than not that the carrying amount of its reporting unit exceeds its fair value. If it is, a quantitative assessment is required. Alternatively, the Business may bypass the qualitative assessment and perform a quantitative test.

The qualitative assessment requires the consideration of factors such as recent market transactions, macroeconomic and industry specific conditions, and changes in projected reporting unit future cash flows.

The quantitative assessment compares the fair value of the reporting unit to its carrying amount, and, to the extent the carrying amount exceeds the fair value, an impairment of goodwill is recognized for the excess up to the total amount of goodwill.

Management performed a qualitative goodwill impairment assessment for the 2025, 2024 and 2023 fiscal years and, based on the review performed, no impairment charges were recorded to goodwill.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities represent amounts owed by the Business for specific, identifiable obligations related to programming costs, where each payable is tracked individually based on contractual terms. These liabilities are recognized when the related programming is received and settled as payments are made, which generally occurs on a monthly basis.

Recent Accounting Pronouncements

There are no recently issued accounting pronouncements that we expect would materially impact the Business.

4. Income Taxes

For the periods after June 27, 2025, the Business's income tax provision has been reflected on a separate return basis.

	September 27, 2025	September 28, 2024	September 30, 2023
		($ in thousands)	
Loss before Income Taxes			
Domestic	$ (156,283)	$ (159,053)	$ (172,320)

	September 27, 2025	September 28, 2024	September 30, 2023
		($ in thousands)	
Federal Income Tax[(1)]	5.21%	0%	0%
State Tax (net of valuation allowance)	0%	0%	0%
Change in Tax Status	120.24%	0%	0%
Valuation Allowance	-125.45%	0%	0%
Effective Tax Rate	**0%**	**0%**	**0%**

(1) Hulu was a non-taxable partnership for U.S. tax purposes through June 27, 2025. The federal income tax rate reflects the statutory tax rate applied to the pretax income of the Hulu Live Business.

	September 27, 2025	September 28, 2024	September 30, 2023
		($ in thousands)	
Components of Deferred Tax Assets and (Liabilities)			
Deferred Tax Assets			
Goodwill	$ 206,959	0	0
Tax Loss Carryforwards	13,850	0	0
Total Deferred Tax Assets	220,809	0	0
Deferred Tax Liabilities		0	0
Other	(46)	0	0
Total Deferred Tax Liabilities	(46)	0	0
Net Deferred Tax Before VA	220,763	0	0
Valuation Allowance	(220,763)	0	0
Net Deferred Tax Asset	**$ 0**	**$ 0**	**$ 0**

5. Related Party Transactions

We have not historically operated as a standalone business and have various relationships with the Disney Entities whereby they provide us with significant corporate, infrastructure and shared services.

As described in Note 2—Basis of Presentation, costs and expenses related to services provided by the Disney Entities on a centralized basis are attributed to us based on our direct usage when identifiable, with the remainder allocated on a pro rata basis using an applicable measure, such as the relative percentage of revenue of the Business to the total revenue of Disney or Hulu, to estimate our usage of the related centralized services.

The following table summarizes the classification of allocated shared costs in *Selling, general and administrative* in the *Combined Statements of Operations* for the fiscal years ended September 27, 2025, September 28, 2024 and September 30, 2023, respectively.

	September 27, 2025	September 28, 2024	September 30, 2023
		($ in thousands)	
Marketing costs	$ 6,892	$ 13,106	$ 13,101
General and administrative	161,234	156,922	167,120
Total	**$ 168,126**	**$ 170,028**	**$ 180,221**

Management considers the allocation methodologies used to be reasonable, such that the allocations appropriately reflect the various Disney Entities' historical expenses attributable to the Business for purposes of the Combined Financial Statements. The amounts that would have been, or will be, incurred on a standalone basis could materially differ from those historical allocated amounts due to a number of factors, including the chosen organization structure, whether functions were outsourced or performed by our employees and strategic decisions made in areas such as information technology, infrastructure and shared services. Management does not believe that it is practicable to estimate what those expenses would have been had we operated as an independent entity, including any expenses associated with obtaining the services from unaffiliated entities. The costs and expenses allocated to our combined statements of income for services provided by the Disney Entities are reported within Net Parent investment as a component of equity in our combined balance sheets.

Programming Costs

The Business acquires the majority of its live TV programming from the Disney Entities, including entities that Disney consolidates and has significant influence over. In addition, the Business acquires a portion of its live TV programming from NBCU. Prior to June 27, 2025, Hulu was 33% owned by NBCU. Therefore, transactions with NBCU for the 2023 and 2024 fiscal years and for periods in fiscal year 2025 prior to June 27, 2025 are presented as related party transactions. Transactions with NBCU that occurred on or after June 27, 2025 are no longer related party transactions and are presented as third party costs.

The costs to acquire live TV programming from these related parties are included in Costs of revenues in the *Combined Statements of Operations* as follows:

	September 27, 2025	September 28, 2024	September 30, 2023
		($ in thousands)	
Disney	$ 1,508,478	$ 1,396,960	$1,279,668
NBCU [(1)]	685,538	971,812	894,013
Total related party programming costs	**$ 2,194,016**	**$ 2,368,772**	**$ 2,173,681**
Total programming costs	**$ 4,401,139**	**$ 4,208,655**	**$ 3,837,718**

(1) Only programming costs incurred prior to June 27, 2025 are considered related party transactions with NBCU

Accounts Payable and Accrued Liabilities

Related party accounts payable in the *Combined Balance Sheets* are as follows:

	September 27, 2025	September 28, 2024	September 30, 2023
		($ in thousands)	
Disney	$ 10,260	$ 10,296	$ 9,629
NBCU [(1)]	–	80,236	73,507
Total	**$ 10,260**	$ **90,532**	$ **83,136**

(1) As NBCU was no longer a related party as of September 27, 2025, related balances are presented as third party balances and no related party balances are presented in this table as of September 27, 2025.

Related party accrued liabilities in the *Combined Balance Sheets* are as follows:

	September 27, 2025	September 28, 2024	September 30, 2023
		($ in thousands)	
Disney	$ 6,136	$ 10,070	$ 10,272
NBCU [(1)]	–	78,503	78,183
Total	**$ 6,136**	$ **88,573**	$ **88,455**

(1) As NBCU was no longer a related party as of September 27, 2025, related balances are presented as third party balances and no related party balances are presented in this table as of September 27, 2025.

Cash Management and Financing

Prior to the Closing Date, the Business's Treasury function was maintained by Disney. Accordingly, no cash, cash equivalents, or marketable securities have been attributed to the *Combined Financial Statements*. Prior to the Closing Date, Disney utilized a centralized approach to cash management and the financing of its operations. Under this centralized cash management approach, Disney provided funds to the Business.

Cash transfers from Disney related to services provided by the Disney Entities were $166,357 thousand, $140,216 thousand and $95,579 thousand for the years ended September 27, 2025, September 28, 2024 and September 30, 2023, respectively. Net contributions from Disney are included within *Net Parent investment* in the *Combined Statements of Changes in Net Parent Investment*.

6. Subsequent Events

Refer to Note 1—Description of Business—Business Combination with FuboTV Inc., for a description of the business combination entered into during the first quarter of fiscal year 2026.

Management performed a review of events subsequent to September 27, 2025, the date of the Business's latest *Combined Balance Sheet*, through December 23, 2025, the date the *Combined Financial Statements* were issued and determined that there were no other such events requiring recognition or disclosure in the *Combined Financial Statements*.

Executive Officers

David Gandler
Chief Executive Officer and Director

John Janedis
Chief Financial Officer

Alberto Horihuela Suarez
Chief Operating Officer

Board of Directors

Andy Bird
Former Chief Executive Officer, Pearson plc

Ignacio Figueras
Captain and Co-Owner, Black Watch polo team
Owner, Cría Yatay horse breeding operation

Jonathan Headley
Former Senior Vice President and Treasurer, The Walt Disney Company

Daniel Leff
Co-Founder and Managing Partner, Waverley Capital
Co-Founder and Managing Partner, Luminari Capital

Jim Lygopoulos
Executive Vice President, People & Culture, The Walt Disney Company

Debra OConnell
Chairman of Disney Entertainment - Television, The Walt Disney Company

Cathleen Taff
President of Production Services, Franchise Management & Theatrical Distribution for Walt Disney Studios, The Walt Disney Company

Justin Warbrooke
Executive Vice President and Head of Corporate Development and Corporate Planning, The Walt Disney Company

Corporate and Stockholder Information

Corporate Headquarters
FuboTV Inc.
1290 Avenue of the Americas
9th Floor
New York, NY 10104
corporate.fubo.tv

Transfer Agent
Equiniti Trust Company, LLC (“EQ”)
PO Box 500
Newark, NJ 07101
800-937-5449
https://equiniti.com/us/ast-access

Investor Relations
ir@fubo.tv

Annual Meeting of Stockholders
Tuesday, July 28, 2026
12:00 p.m., Eastern Time via live webcast

Common Stock Listing
NYSE: FUBO

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
New York, New York

FUBO'S ANNUAL REPORT

A copy of Fubo's Annual Report, including financial statements and schedules, will be sent to any stockholder of record on June 2, 2026 without charge, upon written request addressed to:

FuboTV Inc.
Attention: Corporate Secretary
1290 Avenue of the Americas, 9th Floor
New York, NY 10104

You also may access this Annual Report at www.proxyvote.com.

FUBO | 2025